UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Zhihu Inc.
(Name of Subject Company (Issuer))
Zhihu Inc.
(Name of Filing Person (Issuer))

Class A Ordinary Shares
par value US$0.000125 per share
(Title of Class of Securities)
KYG989MJ1017
(ISIN Number of Class of Securities)
American Depositary Shares
each representing three Class A Ordinary Shares, par value US$0.000125 per share
(Title of Class of Securities)
98955N 207
(CUSIP Number of Class of Securities)

Han Wang
Chief Financial Officer
Zhihu Inc.
18 Xueqing Road
Haidian District, Beijing 100083
People’s Republic of China
+86 (10) 8271-6603
with copy to:
Shu Du, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower
The Landmark
15 Queen’s Road Central
Hong Kong
+852 3740-4700
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐   third-party tender offer subject to Rule 14d-1.
☒   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☒   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Schedule TO
This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Zhihu Inc. (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands. This Schedule TO relates to an all cash tender offer by the Company to buy back 46,921,448 Class A Ordinary Shares (including in the form of ADSs), without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated as of September 9, 2024, a copy of which is attached hereto as Exhibit (a)(1)(A), and the related ADS Letter of Transmittal and Form of Acceptance, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(C), respectively. This tender offer is referred to as the U.S. Offer. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings ascribed to such terms in the U.S. Offer to Purchase.
The Company is making a concurrent separate all cash tender offer on equivalent terms, which is referred to as the Non-U.S. Offer. The U.S. Offer is addressed to all ADS holders, wherever located, and to all holders of Class A Ordinary Shares that are residents of, or located in, the United States. A separate offering document dated as of September 9, 2024 relating to the concurrent Non-U.S. Offer is being published in Hong Kong and made available to all holders of Class A Ordinary Shares that are neither residents of, nor located in, the United States. ADSs may not be tendered in the Non-U.S. Offer.
The information set forth in the U.S. Offer to Purchase, the ADS Letter of Transmittal, and the Form of Acceptance is hereby expressly incorporated by reference in response to all applicable items of this Schedule TO.
This Schedule TO is intended to satisfy the filing requirements of Rule 13e-4(c)(2) and disclosure requirements of Rule 13e-4(d)(1) under the Securities Exchange Act of 1934.
Item 1.
Summary Term Sheet

The information set forth in the section captioned “Summary Term Sheet” of the U.S. Offer to Purchase is incorporated herein by reference.
Item 2.
Subject Company Information

(a)
Name and Address.   The name of the issuer is Zhihu Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands. Its principal executive offices are located at 18 Xueqing Road, Haidian District, Beijing 100083, People’s Republic of China and its telephone number at this address is +86 (10) 8271-6603.

(b)
Securities.   The information set forth in the section captioned “The U.S. Offer — Price Range of ADSs and Class A Ordinary Shares” of the U.S. Offer to Purchase is incorporated herein by reference.

(c)
Trading Market and Price.   The information set forth in the section captioned “The U.S. Offer — Price Range of ADSs and Class A Ordinary Shares” of the U.S. Offer to Purchase is incorporated herein by reference.

Item 3.
Identity and Background of Filing Person

(a)
Name and Address.   Zhihu Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands, is the filing person and subject company. The address of its principal executive offices is 18 Xueqing Road, Haidian District, Beijing 100083, People’s Republic of China and its telephone number at this address is +86 (10) 8271-6605. The information set forth in Schedule A of the U.S. Offer to Purchase is incorporated herein by reference. The business address of each of the Company’s directors and executive officers is c/o Zhihu Inc., 18 Xueqing Road, Haidian District, Beijing 100083, People’s Republic of China.

Item 4.
Terms of the Transaction

(a)
Material Terms.   The information set forth in the sections captioned “The U.S. Offer — Terms and Conditions of the U.S. Offer,” “The U.S. Offer — Procedures for Accepting the U.S. Offer and Tendering Securities,” “The U.S. Offer — Withdrawal Rights,” “The U.S. Offer — Acceptance for Payment and Payment for Securities,” “The U.S. Offer — Extension of the U.S. Offer,” and “The U.S. Offer — U.S. Federal Income Tax Considerations” of the U.S. Offer to Purchase is incorporated herein by reference.

(b)
Purchases.   The information set forth in the sections captioned “The U.S. Offer — Interests of Directors and Executive Officers of the Company,” “The U.S. Offer — Agreements Involving the Company’s Securities,” “Letter of the Board,” and “General Information” of the U.S. Offer to Purchase is incorporated herein by reference.

Item 5.
Past Contacts, Transactions, Negotiations and Agreements

(e)
Agreements Involving the Subject Company’s Securities.   The information set forth in the sections captioned “The U.S. Offer — Interests of Directors and Executive Officers of the Company,” “The U.S. Offer — Agreements Involving the Company’s Securities,” “Letter of the Board,” and “General Information” of the U.S. Offer to Purchase is incorporated herein by reference.

Item 6.
Purposes of the Transaction and Plans or Proposals

(a)
Purposes.   The information set forth in the section captioned “The U.S. Offer — Purpose of the U.S. Offer” of the U.S. Offer to Purchase is incorporated herein by reference.

(b)
Use of Securities Acquired.   The information set forth in the section captioned “The U.S. Offer — Acceptance for Payment and Payment for Securities — Use of Securities Acquired” of the U.S. Offer to Purchase is incorporated herein by reference.

(c)
Plans.   The information set forth in the section captioned “The U.S. Offer — Plans or Proposals of the Company” of the U.S. Offer to Purchase is incorporated herein by reference.

Item 7.
Source and Amount of Funds or Other Consideration

(a)
Source of Funds.   The information set forth in the section captioned “The U.S. Offer — Source and Amount of Funds” of the U.S. Offer to Purchase is incorporated herein by reference.

(b)
Conditions.   The information set forth in the section captioned “The U.S. Offer — Source and Amount of Funds” of the U.S. Offer to Purchase is incorporated herein by reference.

(d)
Borrowed Funds.   Not applicable.

Item 8.
Interest in Securities of the Subject Company

(a)
Securities Ownership.   The information set forth in the sections captioned “The U.S. Offer —  Interests of Directors and Executive Officers of the Company,” “The U.S. Offer — Agreements Involving the Company’s Securities,” “Letter of the Board,” and “General Information” of the U.S. Offer to Purchase is incorporated herein by reference.

(b)
Securities Transactions.   The information set forth in the sections captioned “The U.S. Offer —  Interests of Directors and Executive Officers of the Company,” “The U.S. Offer — Agreements Involving the Company’s Securities,” “Letter of the Board,” and “General Information” of the U.S. Offer to Purchase is incorporated herein by reference.

Item 9.
Persons/Assets, Retained, Employed, Compensated or Used

(a)
Solicitations or Recommendations.   The information set forth in the section captioned “The U.S. Offer — Parties Engaged in Solicitations or Recommendations” of the U.S. Offer to Purchase is incorporated herein by reference.

Item 10.
Financial Statements

(a)
Financial Information.   Not applicable. Pursuant to Instruction 2 to this Item 10, the Company’s financial condition is not material to a security holder’s decision whether to tender in the U.S. Offer because (i) the consideration being paid for tendering ADSs or Class A Ordinary Shares consists solely of cash, (ii) the U.S. Offer is not subject to any financing conditions, and (iii) the Company as an offeror is a public reporting company under the Exchange Act that files reports electronically on EDGAR.

(b)
Pro Forma Information.   Not applicable.

Item 11.
Additional Information

(a)
Agreements, Regulatory Requirements and Legal Proceedings.   The information set forth in the sections captioned “The U.S. Offer — Interests of Directors and Executive Officers of the Company,” “The U.S. Offer — Agreements Involving the Company’s Securities,” “The U.S. Offer — Certain Regulatory and Legal Matters,” “Letter of the Board,” and “General Information” of the U.S. Offer to Purchase is incorporated herein by reference.

(b)
Other Material Information.   Not applicable.

Item 12.
Exhibits

(a)(1)(A)*	U.S. Offer to Purchase, dated as of September 9, 2024.
(a)(1)(B)*	ADS Letter of Transmittal.
(a)(1)(C)*	Form of Acceptance.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and other Nominees.
(a)(1)(F)*	Form of Withdrawal.
(a)(1)(G)*	Notice of Extraordinary General Meeting.
(a)(1)(H)*	Form of Proxy for the Extraordinary General Meeting.
(a)(1)(I)*	Form of Voting Instruction Card for Holders of American Depositary Shares.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Announcement made by the Company in accordance with Rule 3.5 of the Code on Takeovers and Mergers of Hong Kong, dated as of July 19, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the SEC on July 19, 2024).
(a)(5)(B)	Announcement made by the Company in accordance with Rule 8.2 of the Code on Takeovers and Mergers of Hong Kong, dated as of August 9, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the SEC on August 9, 2024).
(a)(5)(C)*	Press Release issued by the Company, dated as of September 9, 2024.
(a)(5)(D)*	Announcement made by the Company in accordance with Rule 8.2 of the Code on Takeovers and Mergers of Hong Kong, dated as of September 9, 2024.
(b)	Not applicable.
(d)*	Amended and Restated Deposit Agreement among the Company, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of the American Depositary Receipts issued thereunder dated May 10, 2024.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*
Filed herewith.

Item 13.
Information Required by Schedule 13E-3

Not applicable.

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)*	U.S. Offer to Purchase, dated as of September 9, 2024.
(a)(1)(B)*	ADS Letter of Transmittal.
(a)(1)(C)*	Form of Acceptance.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and other Nominees.
(a)(1)(F)*	Form of Withdrawal.
(a)(1)(G)*	Notice of Extraordinary General Meeting.
(a)(1)(H)*	Form of Proxy for the Extraordinary General Meeting.
(a)(1)(I)*	Form of Voting Instruction Card for Holders of American Depositary Shares.
(a)(5)(A)	Announcement made by the Company in accordance with Rule 3.5 of the Code on Takeovers and Mergers of Hong Kong, dated as of July 19, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the SEC on July 19, 2024).
(a)(5)(B)	Announcement made by the Company in accordance with Rule 8.2 of the Code on Takeovers and Mergers of Hong Kong, dated as of August 9, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the SEC on August 9, 2024).
(a)(5)(C)*	Press Release issued by the Company, dated as of September 9, 2024.
(a)(5)(D)*	Announcement made by the Company in accordance with Rule 8.2 of the Code on Takeovers and Mergers of Hong Kong, dated as of September 9, 2024.
(d)*	Amended and Restated Deposit Agreement among the Company, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of the American Depositary Receipts issued thereunder dated May 10, 2024.
107*	Filing Fee Table.

*
Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Zhihu Inc.
By:
/s/ Han Wang

Name:
Han Wang

Title:
Chief Financial Officer

Dated: September 9, 2024